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During the two months ended August 31, 1996, the Fund adjusted the classifica-
tion of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the two months ended August 31, 1996, amounts have been reclassified to reflect an increase in accumulated net realized loss on investments of $1,106,358, a decrease in undistributed net investment income of $148,798, and an increase in paid-in-capital of $1,255,156.